UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of September, 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    September 6, 2005                    By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                            [LOGO - TECKCOMINCO]
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                                                         EXTERNAL NEWS RELEASE
                                                                      05-18-TC


FOR IMMEDIATE RELEASE:     September 6, 2005


     TECK COMINCO ANNOUNCES ACQUISITION OF 15% INTEREST IN FORT HILLS OIL
                                 SANDS PROJECT


Vancouver, B.C. -- Teck Cominco Limited today announced that it has entered into an agreement with UTS Energy Corporation and Petro-Canada to subscribe for a 15% interest in the Fort Hills Energy Limited Partnership (the "Partnership"), which is developing the Fort Hills oil sands project in Alberta, Canada.

The aggregate subscription price is $475 million. Teck Cominco will earn a 10% interest in the Partnership by funding $250 million of Petro-Canada and UTS expenditures. In a separate transaction, Teck Cominco will earn a further 5% interest from UTS by funding an additional $225 million of UTS expenditures. On closing of the transactions, expected to occur in October, Teck Cominco will be issued a 15% interest and the interests of UTS and Petro-Canada in the Partnership will be adjusted to 30% and 55%, respectively. The subscription price will be satisfied by Teck Cominco contributing 34% of project expenditures until project spending reaches $2.5 billion and its 15% share thereafter. Closing of the transactions is subject to due diligence, definitive documentation and receipt of regulatory approvals.

Teck Cominco President and CEO Don Lindsay said: "Fort Hills is an ideal opportunity to further diversify our production base in a commodity which will be increasingly important in a world concerned about security of energy supply, and in which Canadians can be expected to play a major role. It is consistent with our strategy of emphasizing the development of quality, long life assets in a variety of significant products in favourable jurisdictions.

Teck Cominco's proven open pit mining expertise should make a significant contribution to the success of Fort Hills, which will involve mining and extraction as well as upgrading to a final petroleum product. We look forward to working with UTS and project operator Petro-Canada to add value to this project, and view this transaction as the foundation for potential further opportunities in the oil sands business."

Fort Hills, located approximately 90 kilometres north of Fort McMurray, is a long-life asset with 2.8 billion barrels of bitumen resource. Regulatory approvals are in place for up to 190,000 barrels per day of bitumen production, with initial start-up by the end of the decade. Plans include an integrated upgrader. The project partners are currently evaluating the best location for the upgrader and the technology to be employed.

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In a separate transaction, UTS has agreed in principle to grant to Teck
Cominco the right to acquire at fair market value a 50% working interest in "Lease 14", an oil sands property contiguous to the Fort Hills property. The option would be exercisable following delineation by UTS of the resource on Lease 14 in the event that UTS determines that Lease 14 should be developed as a satellite mine to Fort Hills, subject to agreement of the Partnership.

Teck Cominco will host a conference call to discuss this news release. The call will take place on Tuesday, September 6, 2005 at 5:30 a.m. (PDT) / 8:30 a.m. (EDT). The dial-in phone number is 416-231-6596, toll-free at 866-250-4910. To access a recording of the call at a later time, dial 1-416-640-1917 and enter code 21151341#. The recording will be available until November 7, 2005.

A live audio webcast of the conference call, together with supporting presentation slides, will be available at Teck Cominco's website at www.teckcominco.com. The webcast will also be available at www.Q1234.com and www.newswire.ca. The webcast will also be archived at www.teckcominco.com.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets of over $6 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.

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For additional information, please contact:

Greg Waller
Director, Financial Analysis and Investor Relations
604-687-1117